September 23, 2014

Confidential

Mara Ransom, Assistant Director

Robert Babula, Staff Accountant

Jennifer Thompson, Accounting Branch Chief

Dean Brazier, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MOL Global, Inc. (CIK No. 0001604929) Registration Statement on Form F-1 (Registration No.: 333-197401) Response to Staff’s Comments dated September 3, 2014

Dear Ms. Ransom:

On behalf of our client, MOL Global, Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 3, 2014. Concurrently with the submission of this letter, the Company is filing amendment No. 2 to its registration statement on Form F-1 (the “Amended Registration Statement”) and the related exhibits via EDGAR to the Commission.

The Company respectfully advises the Staff that it plans to commence the road show for the proposed offering immediately after the filing of the Amended Registration Statement. The Company would appreciate the Staff’s timely

Securities and Exchange Commission

September 23, 2014

assistance and support to the Company in meeting the proposed timetable for the offering.

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Responses to the Staff’s Comments on September 3, 2014

Set forth below are the Company’s responses to the comments contained in the letter dated September 3, 2014 from the Staff. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Registration Statement where the language addressing a particular comment appears.

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

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Unaudited Condensed Interim Consolidated Financial Statements, page F-114

12. Non-controlling Interest, page F-133

1.	We note your disclosure in footnote (d)(iii) and your response to comment 8 of our letter dated August 8, 2014. Please revise your interim financial statements to provide your investors with more information about the June 5, 2014 acquisition of an additional indirect 37.73% interest in MOL Thailand. In doing so, clarify that while you own 49% of MOL Thailand’s equity directly, this additional interest was acquired through your direct and indirect acquisition of a 73.99% equity interest in MOL Group (Thailand) Co., Ltd., which owns the remaining 51% equity interest in MOL Thailand. Please refer to the disclosure requirements set forth in paragraphs 10 and 12-13 of IFRS 12.

In response to the Staff’s comment, the Company has revised the disclosure on page F-133 to F-135 of the Amended Registration Statement.

13. Share-Based Payments, page F-134

2.	We note MOL Investments, a shareholder, has granted options to your employees on June 19, 2014. We have the following comments:

•	You indicate that these options were granted in consideration for employees’ past services and contributions to the Group.

Securities and Exchange Commission

September 23, 2014

Please clarify for us and disclose if your employees are required to render future services to the Group over the disclosed vesting periods. Refer to paragraphs 14 and 15 of IFRS 2.

•	You indicate that the options were granted on June 19, 2014 but the effective date is upon occurrence of your IPO. Revise your disclosure to clarify which date is the grant date as contemplated by paragraph 11 of IFRS 2, and tell us how you reached your conclusion on this matter.

•	Provide the disclosures required by paragraphs 46-49 of IFRS 2.

The Company respectfully clarifies to the Staff that, while selection of the employees who qualify for the grant considers their past services and contribution to the Company, the employees are required to render future services to the Company over the applicable vesting period. In response to the Staff’s comment, the Company has revised the disclosure on page F-136 of the Amended Registration Statement.

The Company respectfully advises the Staff that the definition of “grant date” with reference to Appendix A of IFRS 2 was met as of June 19, 2014. In Appendix A of IFRS 2 “grant date” is defined as, “The date at which the entity and another party (including an employee) agree to a share-based payment arrangement, being when the entity and the counterparty have a shared understanding of the terms and conditions of the arrangement. At grant date the entity confers on the counterparty the right to cash, other assets, or equity instruments of the entity, provided the specified vesting conditions, if any, are met. If that agreement is subject to an approval process (for example, by shareholders), grant date is the date when that approval is obtained”. As of June 19, 2014, the options had been approved by the shareholder and the terms and conditions of the arrangements had been communicated to the grantees. The Company further clarifies to the Staff that, the “effective date” of the options is defined in the call option agreement as the date of the initial public offering. The vesting period of each tranche of options will commence on the effective date. The Company considers that the requirement that the grantee shall provide continued service during the vesting period is a vesting condition in accordance with IFRS 2.IG24. Accordingly, the Company has concluded that the grant date of the options is June 19, 2014, and the Company has measured the fair value of the options as of such date in accordance of paragraph 11 of IFRS 2.

Securities and Exchange Commission

September 23, 2014

In response to the Staff’s comment, the Company has included the disclosure required by paragraphs 46-49 of IFRS 2, on page F-136 to F-137 of the Amended Registration Statement.

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If you have any questions regarding the Amended Registration Statement, please contact the undersigned by phone at +65-6434-2980 or via e-mail at rajeev.duggal@skadden.com.

Very truly yours,

/s/ Rajeev P. Duggal Rajeev P. Duggal

cc:	Ganesh Kumar Bangah, Chief Executive Officer, MOL Global, Inc.
Craig White, President, MOL Global, Inc.
Jimmy Lai, Partner, Deloitte
Jonathan B. Stone, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
James C. Lin, Partner, Davis Polk & Wardwell LLP